Exhibit 99.2
Management’s Discussion & Analysis
The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (the “Company”, “Western”, “us”, “we”, or “our”), on a consolidated basis, for the year ended December 31, 2007 to help security holders and other readers understand our Company and the key factors underlying its financial results. This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto, for the years ended December 31, 2007 and 2006.
Western’s annual consolidated financial statements include the accounts of Western and its subsidiaries, are prepared in accordance with Canadian generally accepted accounting principles (GAAP), and are expressed in Canadian dollars. Certain comparative financial figures presented have been reclassified to conform to the presentation adopted in the current year. The information in this report is current as at March 4, 2008, and incorporates the Company’s press release of the same date announcing results for the fourth quarter of 2007. Additional information relating to Western, including the Company’s Annual Information Form and other reports, can be found on the System for Electronic Document Analysis and Retrieval (SEDAR), at http://www.sedar.com.
Non-GAAP Measures
We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles (GAAP). Reference is also made to EBITDA. EBITDA is defined as operating income (loss) plus amortization of property, plant and equipment and the write-down of property, plant and equipment and operating restructuring costs. We use EBITDA internally as a benchmark measurement of operating results, and as a benchmark relative to competitors. We consider EBITDA to be a meaningful supplement to operating income as a performance measure primarily because amortization expense and property write-downs are not actual cash costs, and vary widely from company to company in a manner that we consider largely independent of the underlying cost efficiency of their operating facilities. Further, operating restructuring costs are not expected to occur on a regular basis and may make comparisons of operating results between periods more difficult. We also believe EBITDA is commonly used by securities analysts, investors and other interested parties to evaluate our financial performance.
EBITDA does not represent cash generated from operations as defined by Canadian GAAP and is not necessarily indicative of cash available to fund cash needs. Furthermore, EBITDA does not reflect the impact of a number of items that affect net income (loss). EBITDA is not a measure of financial performance under GAAP, and should not be considered as an alternative to measures of performance under GAAP. Moreover, because all companies do not calculate EBITDA in the same manner, EBITDA as calculated by us may differ from EBITDA as calculated by other companies.
Information Regarding Forward-looking Statements and Information
This management’s discussion and analysis contains statements which constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws. Those statements and information appear in a number of places in this document and include statements and information regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and our future operating performance. Such statements and information may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements or information as a result of various factors. Such risks and uncertainties include, among others: general economic and business conditions, competition and product selling prices, raw material and operating costs, changes in foreign currency exchange rates, labour disruptions, natural disasters, relations with First Nations groups, changes in laws, regulations or public policy, fluctuations in demand and supply for our products, industry production levels, our ability to execute our business plan, and misjudgments in the course of preparing forward-looking statements or information. The information contained in this management’s discussion and analysis including the information contained in our Annual Information Form dated March 4, 2008, identifies important factors that could cause such differences. All written and oral forward-looking statements or information attributable to us or persons acting on our behalf are expressly qualified in their entirety by such cautionary statements. Except as required by law, Western does not expect to update forward-looking statements or information as conditions change.
Overview
Results recorded in the first half of 2007 reflected the Company’s ability to adapt business operations to match market conditions and other external factors. EBITDA in the first six months of 2007 was $44.4 million compared to $7.6 million in the previous half-year. The second half of the year was impacted due to the strike by the United Steelworkers. From July 20, 2007 to October 21, 2007, the vast majority of the Company’s timberlands and manufacturing facilities were idled because of the strike. In addition, the strengthening of the Canadian dollar relative to the US dollar, particularly over the last half of 2007, negatively impacted results. Finally, the U.S. housing market began to slow down in the latter part of 2007, as large inventories of existing housing drove down demand for building materials. EBITDA for the second half of 2007 was negative $58.2 million compared to positive $130.6 million in 2006. EBITDA in the last half of 2006 included $110.3 million of softwood lumber duty refunds received from the United States as part of the implementation of a new Softwood Lumber Agreement. Adjusting for the softwood lumber duty refund, EBITDA in the last half of 2006 was $20.3 million.
Although lumber production and sales volumes in 2007 were adversely impacted by the strike, the marketing synergies obtained through the Cascadia acquisition successfully leveraged the average net selling price of lumber products. Average net prices increased from $694 per mfbm in 2006 to $784 per mfbm in 2007 despite continued deterioration of the U.S. structural dimension market and a rising Canadian dollar. While market conditions, particularly in the United States, continue to present a challenge in 2008, Western will continue to manufacture a mix of products that command higher average prices. The Company also continues to explore alternative markets to minimize exposure to the U.S. dimension lumber market.
Liquidity, which reached $175 million at the end of the second quarter of 2007, declined over the last half of the year to $67.4 million by the end of 2007. The decline was partly due to the use of cash to fund operating losses caused by the strike. Liquidity in 2008 will be tied to the Company’s ability to continue to sell diverse lumber products to a number of markets around the world.
During the year, the Company began the process of selling non-core assets and utilizing proceeds to reduce long term debt. In the second quarter of 2007, the Company sold certain non-core assets, including the former log merchandiser site for cash proceeds of $8.2 million and equipment and spare parts from the former Squamish pulp mill site. In the fourth quarter of 2007, the company entered into an agreement to sell the site of its former New Westminster sawmill for over $40 million cash, payable on closing. The Company also entered into a non-binding letter of intent to sell approximately 2,500 hectares of higher and better use private lands located on southern Vancouver Island. There can be no assurance that this intended transaction will close or that other land sales will be completed, or when such transactions may ultimately occur.

Selected Annual Information

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(millions of Canadian dollars except per share amounts)	2007	2006	2005

Sales	$890.5	$896.8	$499.8
Lumber duties and export tax	$(15.7)	$(19.5)	$(36.4)
EBITDA (1)	$(13.8)	$138.2	$(11.6)
EBITDA before lumber duty refund	$(13.8)	$27.9	$(11.6)
EBITDA margin (before lumber duty refund)	(1.5)%	3.1%	(2.3)%
Lumber duty refund	$—	$110.3	$—
Operating income (loss)	$(46.6)	$93.5	$(39.2)
Interest expense	$(24.6)	$(41.1)	$(46.0)
Foreign exchange gain on long-term debt	$12.7	$2.5	$8.3
Premium and unamortized discount on bond redemption	$—	$(27.9)	$—
Interest income on lumber duty refund	$—	$14.1	$—
Net income (loss) from continuing operations	$(57.1)	$43.9	$(60.5)
Net income (loss) from discontinued operations	$1.3	$(10.8)	$(79.1)
Net income (loss)	$(55.8)	$33.1	$(139.6)

Per share:
Basic and diluted net income (loss) from continuing operations	$(0.28)	$0.30	$(2.36)
Basic and diluted net income (loss)	$(0.27)	$0.23	$(5.45)

Total assets (2)	$815.7	$898.4	$571.8
Net debt (2) (3)	$214.5	$167.7	$289.3

(1)	Non-GAAP measure – see page 4 for discussion on EBITDA.

(2)	Total assets and net debt for 2006 and 2005 have been restated as a result of the adoption of new accounting policies for inventories and financial instruments. See note 2.

(3)	Net debt is total long term debt (net of financing fees), plus revolving credit facilities, less cash and cash equivalents
Financial Results
The results of operations for the year ended December 31, 2006 include Englewood and Cascadia from acquisition on March 17, 2006 and May 1, 2006, respectively. Accordingly, the results for the year ended December 31, 2006 are not directly comparable to the year ended December 31, 2007. In addition, 2006 is not directly comparable to 2007 as the Company changed its accounting policy for the costing of sawlogs and lumber inventories effective January 1, 2007 on a retrospective basis without restatement of prior periods as the detailed information required to implement the policy on a retrospective basis was not available.
Under the new inventory costing accounting policy, costs of products produced jointly as a result of the same process are allocated according to the value of those products. This compares to the former policy, which allocated costs based on volumes produced. This change in accounting policy resulted in inventory increasing by $11.9 million to $227.6 million from $215.7 million and the deficit decreasing to $100.1 million from $112.0 million as at December 31, 2006.
Western recorded a net loss from continuing operations of $57.1 million ($0.28 per share) for the year ended December 31, 2007, compared to net income from continuing operations of $43.9 million ($0.30 per share) in 2006 and a net loss from continuing operations of $60.5 million ($2.36 per share) in 2005. The softwood lumber dispute with the United States was settled in 2006. Under the terms of the consequent Softwood Lumber Agreement (“SLA”), the Company received $124.4 million (US$109.6 million) in the fourth quarter of 2006, representing the total anti-dumping duty and countervailing duty refund plus interest. Operating income in 2006 included $110.3 million with respect to the lumber duty refund, and interest and other income included $14.1 million with respect to interest on the duty refund. EBITDA for the year ended December 31, 2007 was negative $13.8 million, compared to positive $138.2 million in 2006. Excluding the lumber duty refund received in 2006, EBITDA for the year ended December 31, 2006 was positive $27.9 million.

Financial results for 2007 were impacted by the strike action taken on July 20, 2007 by the United Steelworkers Union (“USW”) against Forest Industrial Relations (“FIR”) member companies, which included Western. Although the strike was resolved on October 21, 2007, most of the Company’s timberlands and manufacturing operations were affected and as a result, sales and production volumes over the second half of 2007 were lower when compared to the equivalent period in 2006. Specific factors that impacted our results for 2007 include:
•	Lumber sales volume fell from 976 million board feet in 2006 to 829 million board feet in 2007. The decrease was a direct result of the strike action, which significantly lowered sales in the second half of 2007. Sales in 2006 include Cascadia lumber volume only from May 1, 2006 and as such the decrease in 2007 would otherwise have been greater.

•	From July 20, 2007 to October 21, 2007, the Company expensed the fixed costs of logging and lumber operations that were on strike. Such costs would otherwise typically have been included in inventory values.

•	Lumber average selling price increased to $784 per mfbm from $694 per mfbm in 2006 largely due to the sale of a greater proportion of high-grade products in 2007. Such products include high-grade shop and better cedar, as well as custom cut products. To a lesser degree, the average price increase is also attributable to real price increases for all cedar and upper-end fir and hemlock products.

•	Lumber selling-price increases were partially offset by the strengthened Canadian dollar. From 2006 to 2007 the Canadian dollar strengthened, on average, by approximately four cents against the US dollar. A one-cent increase or decrease in the value of the Canadian dollar compared to the US dollar decreases or increases, respectively, EBITDA by approximately $4.0-$6.0 million on an annualized basis depending on the proportion of US dollar denominated sales.

•	Log sales revenue increased to $184.6 million in 2007 compared to $162.1 million in 2006. The increase is primarily driven by a 14% increase in the volume of logs sold and to a lesser degree a favourable mix in log pricing.
Continuing Operations

	Year Ended	Year Ended
(millions of Canadian dollars except where noted)	December 31, 2007	December 31, 2006

Lumber sales	$650.1	$677.1
Log sales	184.6	162.1
By-product sales	55.8	57.6

Total Sales	$890.5	$896.8

Lumber production — millions of board feet	804	1,000
Lumber sales — millions of board feet	829	976

Log production – thousands of cubic metres	5,299	5,762
Log purchases — thousands of cubic metres	967	654
Log sales — thousands of cubic metres	2,369	2,084
Internal log consumption- thousands of cubic metres	3,452	4,169

Average lumber sales revenue per thousand board feet	$784	$694
Average log sales revenue per cubic metre	$78	$78
Lumber production decreased to 804 million board feet in 2007 compared to one billion board feet in 2006, primarily as a result of the USW strike, which forced seven of the Company’s eight sawmills to cease operations from July 20, 2007 to October 21, 2007. In addition, lumber production by the sawmills in the first quarter of 2007 was negatively impacted by log availability. Extended logging curtailments in the third quarter of 2006 due to fire hazards and a series of storms that occurred in the fourth quarter of 2006 resulted in low log inventories at the start of 2007. Total log production was 5.3 million cubic metres in 2007 compared to 5.8 million cubic metres in 2006. As with lumber production, a large percentage of the Company’s logging camps were not operating during the USW strike. During the first quarter of 2007, the Company closed the New Westminster sawmill and an associated remanufacturing facility and transferred the majority of the production programs to the upgraded Saltair sawmill, which re-opened on February 12, 2007.
Sales of lumber in 2007 decreased to 829 million board feet compared to 976 million board feet in 2006. Lumber sales volume was also impacted by the USW strike and log availability issues that reduced lumber production in 2007. Average net lumber sales price per thousand board feet increased to $784 in 2007 compared to $694 in 2006. The increase in 2007 is largely driven by a higher percentage of cedar shop and better products and custom cut lumber, most notably cypress. From the acquisition of Cascadia in May 2006, Western leveraged the advantage of greater product flexibility by increasing production of higher value lumber products such as cedar and cypress and reducing the volume of lower value products, particularly structural dimension lumber destined for the U.S. market. The increase in average lumber prices in 2007 can also be attributed in part to price increases for all cedar lumber products, as strong demand and continuing shortages, exacerbated by the USW strike, continued to drive up pricing. The average exchange rate in 2007 of 1.08 to the US dollar, compared to 1.12 in 2006, partially offset some of the gains in lumber selling price.
The U.S. market for structural dimension lumber deteriorated in 2007, as housing starts decreased with high levels of unsold housing inventory. The Company has been working to limit exposure to this market by reducing the harvest and manufacture of mid-grade hemlock logs, which are typically destined for the United States. Markets for the Company’s cedar and high-grade hemlock products as well as the Japanese market in general continued to be strong in 2007.
Log sales increased to 2.4 million cubic metres in 2007 compared to 2.1 million cubic metres in 2006. The increase is predominantly due to the inclusion in 2006 of only eight month’s sales from the previously acquired Cascadia and Englewood operations. The vast majority of sales in 2007 were pulp logs sold to pulp and paper companies. The overall average log selling price in 2007 remained unchanged from the previous year’s average price of $78 per cubic metre.
Selling and administration expense in 2007 totaled $40.5 million compared to $40.0 million in 2006. The expense in 2007 reflects continuing efforts to reduce selling and administrative expenses when taking into account that 2006 includes only eight months of the former Cascadia business.
Operating restructuring income for 2007 of $2.6 million includes the gain on the sale of the Company’s Duke Point log merchandiser facility, partly offset by certain timberlands restructuring costs. For 2006, the operating restructuring loss of $8.0 million includes severance and other costs associated with the closure of the log merchandiser facility, the write-off of assets no longer being used in the Company’s operations, the write-down of surplus land sold in the fourth quarter of 2006, severance costs with respect to certain legacy Western employees and the restructuring of certain timberlands operations.
Interest expense decreased by $16.5 million to $24.6 million in 2007 compared to $41.1 million in 2006. The decrease from 2006 is directly related to the application of US$88 million of lumber duty refunds received from the United States against US dollar denominated term debt during the fourth quarter of 2006. A subsequent repayment of US$21.8 million was made against the US dollar denominated term debt in the first quarter of 2007. The pay-down of the US dollar denominated term debt during the first quarter of 2007 also included amendments that reduced the interest rate on the US dollar denominated term debt to one-month LIBOR plus 3% from one-month LIBOR plus 8.15% and eliminated fees payable on the unused balance.
There was an unrealized gain on translation of the US dollar denominated portion of the Company’s term debt of $12.7 million in 2007, compared to a gain of $2.5 million in 2006. The increase reflects changes in the principal amount of the debt outstanding and changes in the period-end exchange rate. The period-end exchange rate of the Canadian dollar at December 2007 was $0.9913 to the US dollar, compared to the December 2006 period rate of $1.1654.
Interest and other income decreased to $2.5 million in 2007 from $17.7 million in 2006. The decrease is primarily attributable to the inclusion of $14.1 million interest on the softwood duty refund received in 2006.

Income tax expense in 2007 relates to current income taxes of $1.1 million payable with respect to the Company’s Japanese subsidiary and compares to $0.8 million payable in 2006. At December 31, 2007, the Company and its subsidiaries have unused tax losses carried forward totaling approximately $588 million, which expire between 2008 and 2027, and can be used to reduce taxable income. In addition, the Company has capital losses of approximately $790 million, which are available indefinitely, but can only be utilized against capital gains. The ability of the Company to utilize the losses carried forward and capital losses is not considered “more likely than not” and therefore, a valuation allowance has been provided against the tax assets.
Discontinued Operations
Discontinued operations relating to the Squamish pulp mill produced net income of $1.3 million in 2007, a net loss of $10.8 million in 2006 and a net loss of $79.1 million in 2005. The net income from discontinued operations in 2007 includes the sale of the majority of the pulp mill equipment and spare parts for $5.5 million resulting in a gain of $5.2 million. The loss from discontinued operations in 2006 includes approximately $4.5 million with respect to contract cancellation costs and losses in 2005 include a $71.4 million write-down of property, plant and equipment and operating restructuring items related to the closure of the pulp mill. The Company will continue to incur costs related to the Squamish pulp mill for supervision, security, property taxes and environmental remediation until the site is sold. These costs will be expensed as incurred. The estimated cost to remediate the site was accrued in 2005 upon announcement of the plan to close the pulp mill. The Company is currently focused on site remediation and plans to list the property for sale in the latter part of 2008.
Liquidity and Capital Resources

	Year Ended	Year Ended
	December 31,	December 31,
(millions of Canadian dollars except where noted)	2007	2006

Cash flow from continuing operations	$(52.0)	$69.6
Cash provided (used) by investing activities	$0.4	$(191.6)
Cash provided (used) by financing activities	$17.1	$140.8
Additions to property, plant and equipment	$(13.2)	$(21.6)
Additions to capitalized roads	$(13.3)	$(15.9)
Draw on (repayment of) revolving credit facility	$45.0	$(76.5)
Total liquidity (1)	$67.4	$143.5

Financial ratios:
Current assets to current liabilities (3)	1.35	3.18
Net debt to shareholders equity (2)	0.54	0.37
Net debt to market capitalization(2)	0.67	0.43

(1)	Total liquidity comprises cash and cash equivalents, restricted cash in working capital reserves and available credit under the Company’s revolving credit facility.

(2)	Net debt is total long term debt (net of financing fees), plus revolving credit facilities, less cash and cash equivalents.

(3)	Current assets for 2006 have been restated as a result of the adoption of new accounting policies for inventories and financial instruments. See note 2.
Cash flow from continuing operations in 2007 of negative $52.0 million compares to positive cash flow of $69.6 million in 2006. Cash flow in 2006 benefited from the receipt of the lumber duty refund and interest thereon totaling $124.4 million, while cash flow from continuing operations in 2007 was directly impacted by the USW strike. An increased draw on cash occurred in the fourth quarter of 2007 as a result of the post-strike startup of operations on October 21, 2007 and the subsequent buildup of working capital balances, including inventory, required to replenish the supply chain.
Investing activities provided cash of $0.4 million in 2007, compared to use of cash of $191.6 million in 2006. Additions to property, plant and equipment of $13.2 million in 2007, compared to $21.6 million in 2006, were largely made up of improvements to the Cowichan Bay and Saltair sawmills, as well as expenditures on new computer systems. The Company also invested $13.3 million in 2007 on capitalized roads compared to $15.9 million in 2006. These 2007 investing activities were offset by $11.2 million of proceeds received from the sale of assets, primarily the log merchandiser facility in the second quarter of 2007, and $12.5 million received from Brookfield Asset Management Inc. with respect to the finalization of the working capital adjustment regarding the acquisition of Cascadia. The $191.6 million use of cash in 2006 primarily relates to the acquisition of Cascadia from a wholly-owned subsidiary of Brookfield Asset Management Inc. for $214.7 million. The final consideration for the acquisition was $202.2 million, after adjusting for the working capital amount received in 2007.

Cash flow from investing activities in 2006 also included a $35.0 million non-refundable prepayment, being part of the price premium received as consideration for entering into a 40-year fibre supply agreement with a partnership comprising Canadian Forest Products Ltd. and Oji Paper Canada Ltd.
Cash from financing activities totaled $17.1 million in 2007 compared to $140.8 million in 2006. Financing in 2007 was provided by drawing $45 million from the Company’s revolving credit facility after the strike and was partially offset by the pay-down of the US$21.8 million against the US dollar denominated term-debt in the first quarter of 2007. In 2006, financing activities include $295.0 million raised through the issuance of 178.8 million subscription receipts under a short form prospectus, which was released to the Company on May 1, 2006 on the completion of the acquisition of Cascadia. Financing activities in 2006 also included the redemption of the Company’s 15% secured bonds in the first quarter of 2006, including paying all accrued interest thereon. The bond redemption in 2006 was funded from the proceeds of new term-loans obtained from the Brookfield Bridge Lending Fund.
At December 31, 2007, the Company had cash of $4.9 million and availability under its secured revolving credit facility of $62.5 million for a total liquidity of $67.4 million.
Summary of Quarterly Results
The following table and discussion highlights selected financial results and operating data for the Company for the last eight quarters. For a more detailed analysis of the fourth quarter 2007 results, please refer to our Fourth Quarter Report dated March 4, 2008.

	Quarter
	2007
(millions of Canadian dollars except per share amounts)	4th	3rd	2nd	1st

Sales	$136.6	$176.5	$301.1	$276.3
EBITDA	$(28.4)	(29.8)	21.1	23.3
Net income (loss) from continuing operations	$(41.9)	$(37.2)	$13.8	$8.2
Net income (loss) from discontinued operations	$(1.0)	$(0.5)	$3.8	$(1.0)
Net income (loss)	$(42.9)	$(37.7)	$17.6	$7.2

Per share:
Basic and diluted net income (loss) from continuing operations	$(0.21)	$(0.18)	$0.07	$0.04
Basic and diluted net income (loss)	$(0.21)	$(0.18)	$0.08	$0.04

	Quarter
	2006
	4th	3rd	2nd	1st

Sales	$279.1	$279.5	$220.0	$118.2
EBITDA	$120.4	$10.2	$7.7	$(0.1)
Net income (loss) from continuing operations	$109.3	$(11.4)	$(7.5)	$(46.5)
Net income (loss) from discontinued operations	$(1.0)	$(0.8)	$(1.9)	$(7.1)
Net income (loss)	$108.3	$(12.2)	$(9.4)	$(53.6)

Per share:
Basic and diluted net income (loss) from continuing operations	$0.53	$(0.06)	$(0.05)	$(1.81)
Basic and diluted net income (loss)	$0.53	$(0.06)	$(0.06)	$(2.09)
In a normal operating year, there is some seasonality to the Company’s operations with higher lumber sales in the second and third quarters as construction activity, particularly in the U.S., historically tends to be higher. Logging activity may also vary depending on weather, due to adverse logging conditions in the winter and the threat of forest fires in the summer.
Net income from continuing operations in the third and fourth quarter of 2007 were negatively impacted by the strike action taken on July 20, 2007 by the United Steelworkers Union against Forest Industrial Relations member companies, including Western. Net income in the second quarter of 2007 includes the sale of the Company’s former log merchandiser site and the sale of pulp mill equipment and spare parts, which is included in discontinued operations.
Net income from continuing operations in the fourth quarter of 2006 of $109.3 million included the softwood lumber duty refund of $110.3 million and interest thereon of a further $14.1 million.
Summary of Contractual Obligations
The following table summarizes our contractual obligations at December 31, 2007 and our payments due for each of the next five years and thereafter:

(millions of Canadian dollars)	Total	2008	2009	2010	2011	2012	Thereafter

Current portion of long-term debt and revolving facility	$149.7	$101.1	$48.6	$—	$—	$—	$—
Long-term debt	69.7	—	—	69.7	—	—	—
Operating leases	16.2	6.8	3.7	2.3	1.5	1.1	0.8
Reforestation liability	28.6	14.2	4.5	2.6	1.7	1.2	4.4

Total contractual obligations	$264.2	$122.1	$56.8	$74.6	$3.2	$2.3	$5.2

EBITDA Reconciliation
The following table reconciles the Company’s EBITDA to operating income (loss) and net income (loss) from continuing operations:

					Year Ended	Year Ended
					December 31,	December 31,
(millions of Canadian dollars)	By Quarter 2007				2007	2006
	4th	3rd	2nd	1st
EBITDA before lumber duty refund	$(28.4)	(29.8)	21.1	23.3	$(13.8)	$27.9
Lumber duty refund					—	110.3

EBITDA	(28.4)	(29.8)	21.1	23.3	(13.8)	138.2
Amortization of property, plant and equipment	(7.9)	(6.8)	(10.8)	(9.9)	(35.4)	(36.7)
Operating restructuring income (loss)	—	—	2.6	—	2.6	(8.0)
Operating income (loss)	(36.3)	(36.6)	12.9	13.4	(46.6)	93.5
Interest expense	(5.9)	(6.0)	(5.9)	(6.8)	(24.6)	(41.1)
Foreign exchange gain on long-term debt	0.1	5.6	6.3	0.7	12.7	2.5
Premium and unamortized discount on bond redemption	—	—	—	—	—	(27.9)
Interest and other income	0.9	(0.1)	0.5	1.2	2.5	17.7
Income tax expense	(0.7)	(0.1)	—	(0.3)	(1.1)	(0.8)

Net income (loss) from continuing operations	$(41.9)	(37.2)	13.8	8.2	$(57.1)	$43.9

Fourth Quarter Results
The Company has filed with the Canadian securities commissions a separate MD&A for the 2007 fourth quarter which is incorporated herein by reference. The MD&A for the Company’s fourth quarter is available on the System for Electronic Document Analysis and Retrieval (SEDAR), at http://www.sedar.com.
Critical Accounting Estimates
Reforestation Liabilities
We accrue our reforestation liabilities based on estimates of future costs at the time the timber is harvested. The estimate of future reforestation costs is based on a detailed analysis for all areas that have been logged and includes estimates for the extent of planting seedlings versus natural regeneration, the cost of planting including the cost of seedlings, the extent and cost of site preparation, brushing, weeding, thinning and replanting and the cost of conducting surveys. Our registered professional foresters conduct the analysis that is used to estimate these costs. However, these costs are difficult to estimate and can be affected by weather patterns, forest fires and wildlife issues that could impact the actual future costs incurred and result in material adjustments.

Valuation of Inventory
We value our log and lumber inventories at the lower of cost and net realizable value. We estimate net realizable value by reviewing current market prices for the specific inventory items based on recent sales prices and current sales orders. If the net realizable value is less than the cost amount, we will record a write-down. The determination of net realizable value at a point in time is generally both objective and verifiable. However, changes in commodity prices can occur suddenly, which could result in a material write-down in inventories in future periods.
Valuation of Accounts Receivable
We record an allowance for the doubtful collection of accounts receivable based on our best estimate of potentially uncollectible amounts. The best estimate considers past experience with our customer base and a review of current economic conditions and specific customer issues. The Company’s general practice is to insure sales for 90% of value with the Export Development Corporation, or sell on a cash basis.
Pension and Other Post Retirement Benefits
We have defined benefit and defined contribution pension plans and post-retirement medical and health benefit plans for our employees. With respect to the defined benefit plans, we retain independent actuarial consultants to perform actuarial valuations of plan obligations and asset values, and advise on the amounts to be recorded in the financial statements. Actuarial valuations include certain assumptions that directly affect the fair value of the assets and obligations and expenses recorded in the financial statements. These assumptions include the discount rate used to determine the net present value of obligations, the return on plan assets used to estimate the increase in the plan assets available to fund obligations and the increase in future compensation amounts and medical and health care costs used to estimate obligations. Actual experience can vary materially from the estimates and impact the cost of our pension and post retirement medical and health plans and future cash flow requirements.
Environment
We disclose environmental obligations when known and accrue costs associated with the obligations when they are known and can be reasonably estimated. We own a number of manufacturing sites that have been in existence for significant periods of time and, as a result, may have unknown environmental obligations. However, until the sites are decommissioned and the property, plant and equipment are removed, a complete environmental review cannot be undertaken.
Contingencies
Provisions for liabilities relating to legal actions and claims require judgments using management’s best estimates regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel. Actual results may vary from estimates and the differences are recorded when known.
Financial Instruments, Off-Balance Sheet Arrangements and Related Party Transactions
Consequent to the acquisition of Cascadia in May 2006, the Company indemnified an entity related to Brookfield Asset Management Inc. for a guarantee provided by the entity to a third party. As security for performance under this indemnity, the Company issued a debenture in favour of the related entity in the maximum amount of $100 million secured over all of the Company’s real property and all of the Company’s personal property as at May 2006 and such property acquired thereafter. In the absence of any claims, the guarantee terminates on May 30, 2011 and if there is no liability accruing to the guarantor thereunder at that time, the Company will request that the debenture be discharged.
Except for the debenture discussed above, the Company does not have any financial instruments not recognized in the financial statements. Recognized financial instruments, consisting primarily of debt instruments, are discussed elsewhere in this discussion and analysis. Western did not use any derivative financial instruments during the years ended December 31, 2007 and 2006.
Other than operating leases for vehicles, equipment and machinery, the Company does not have any off-balance sheet financial arrangements as at December 31, 2007.
During 2007, in addition to the transactions disclosed elsewhere in this management’s discussion and analysis, the Company had the following related party transactions with Brookfield Asset Management (“BAM”) or entities related to BAM. BAM is related to the Company by virtue of its voting arrangements with Tricap Management Limited (“Tricap”). Tricap owns 49% of the Company’s Common Shares and all of the Company’s Non-Voting Shares.
•	As disclosed under “Liquidity and Capital Resources”, in 2006 the Company closed the acquisition of all of the issued and outstanding common shares of Cascadia Forest Products Ltd. (“Cascadia”) from a wholly owned subsidiary of BAM. During the first quarter of 2007 the Company received a $12.5 million payment from BAM with respect to the finalization of the working capital adjustment on the acquisition of Cascadia.

•	The Company has certain arrangements with entities related to BAM to acquire and sell logs, lease certain facilities, provide access to roads and other areas, and acquire services including insurance, all in the normal course and at market rates or at cost. During the year ended December 31, 2007 the Company paid $25.5 million and charged entities related to BAM $6.8 million in connection with these arrangements.

•	The Company’s term debt is held by Brookfield Bridge Lending Fund (a fund of BAM). During the year ended December 31, 2007 the Company paid $17.3 million in interest on the term debt.

•	The Company also has a 50% interest, with an entity related to BAM owning the other 50%, in a company that provides helicopter services. The helicopter service company is funded based on usage. For the year ended December 31, 2007 Western paid $ 1.0 million on account thereof.
Risks and Uncertainties
The following risks and uncertainties may have a material adverse effect on our operations:
Variable Operating Performance and Product Pricing
A key factor in Western’s financial performance is the price received for lumber, logs and other products. Prices for these products are highly cyclical and have fluctuated significantly in the past and may fluctuate significantly in the future. The markets for our products are also highly cyclical and are characterized by periods of excess product supply due to many factors, including:
•	additions to industry capacity and production;

•	periods of insufficient demand due to weak general economic activity or other causes including weather factors; and

•	inventory de-stocking by customers.
Product demand is influenced to a significant degree by economic activity at the global level. Additionally, although costs may increase, customers may not accept price increases for those products. We are not able to predict with certainty market conditions and prices for these products. Western’s results of operations depend upon the prices we receive for lumber, logs and chips, and a deterioration in prices of, or demand for, these products could have a material adverse effect on our financial condition or results of operations. We cannot provide any assurance or prediction as to the timing and extent of any price changes. On an annualized basis, we estimate that a price increase or decrease of $10 per thousand board feet of lumber would increase/decrease operating earnings by approximately $11 million. Swings in price greater than $10 per thousand board feet of lumber would have an impact on operating earnings of slightly less than $11 million due to the related changes in stumpage fees.
Western’s financial performance is also dependent on the rate at which production capacity is utilized. When capacity utilization is reduced in response to weak demand for products, the cost per unit of production increases, and profitability decreases. For example, the down-time taken at logging and sawmill operations generally reduces working capital and preserves liquidity but also increases the cost per unit due to the lower production volumes and the expensing of fixed costs over the period.
International Business and Risks of Exchange Rate Fluctuations
Western’s products are sold in international markets. Economic conditions in those markets, especially the United States, Japan and China, the strength of the housing markets in the United States and Japan, fluctuations in foreign exchange rates and international sensitivity to interest rates, can all have a significant effect on our financial condition and results of operations. In general, our sales are subject to the risks of international business, including:
•	fluctuations in foreign currencies;

•	changes in the economic strength of the countries in which we conduct business;

•	trade disputes;

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	quotas, duties, taxes and other charges or restrictions upon exportation;

•	transportation costs and the availability of carriers of any kind including those by land or sea; and

•	strikes or labour disputes in the transportation industry or related dock or container service industries.
Approximately 57% of lumber products are sold in US dollars and approximately 12% in Japanese Yen, while most operating costs and expenses are incurred in Canadian dollars, with a small portion in Japanese Yen and Australian dollars. Results of operations are reported in Canadian dollars. Significant variations in relative currency values, particularly significant changes in the value of the Canadian dollar relative to the US dollar has had, and in the future could have, a material adverse effect on our operating earnings and cash flows. Excluding the effect on our long-term debt, we estimate that an increase or decrease of 1% in the value of the Canadian dollar per US$1.00 would decrease or increase, respectively, operating earnings by approximately $4.0-$6.0 million dollars annually.
The Softwood Lumber Agreement with the United States was implemented on October 12, 2006. The agreement has a term of seven years, extendable for up to two years, and may be terminated after 18 months by either the Canadian or United States government with not less than six months’ notice. We are unable to predict whether the agreement will be terminated prior to expiration or the consequences upon termination, should it occur. In addition, the agreement provides that if the monthly volume of exports from the British Columbia coastal region exceeds a certain “Trigger Volume” as defined in the agreement, a “surge” mechanism will apply to increase the rate of the export tax for that month by 50% (for example, a 15% export tax rate would become 22.5% for that month). The surge mechanism can be triggered by any or all companies over-shipping and causing the region to pass the trigger volume. We are unable to predict if or when the surge mechanism will apply to any of our future lumber shipments into the United States.
Employees and Labour Relations
The majority of the hourly paid employees at our manufacturing facilities and timber harvesting operations are unionized. Our current collective agreements expire at various dates from June 2008 through to May 2012. The union contract representing the majority of our employees, the Coast Master Agreement, expires on June 14, 2010. Should the Company be unable to negotiate an acceptable contract at the time the existing collective agreements expire with any of the unions, a strike or work stoppage could occur. Furthermore, a negotiated settlement could result in unplanned increases in wages or benefits payable to union members. Therefore, a strike or other work stoppage could involve significant disruption of operations and/or a material adverse impact on our financial condition or results of operations.
In addition, the Company relies on certain third parties, such as stevedores or major railways, whose workforces are unionized, to provide us with services needed to operate our business. If those workers engage in strike or other work stoppages, our operations could be disrupted.
Long-Term Competition
The markets for our products are highly competitive on a domestic and international level, with a large number of major companies competing in each market. Many of our competitors have substantially greater financial resources and less debt than Western. Some of these competitors have the advantage of not being subject to fluctuations in the value of the Canadian dollar to the same extent as Western. We also compete indirectly with firms that manufacture substitutes for solid wood products, including non-wood and engineered wood products. While the principal basis for competition is price, we also compete to a lesser extent on the basis of quality and customer service. Changes in the level of competition, industry capacity and the global economy has had, and is expected to continue to have, a significant impact on the selling prices and overall profitability of the Company. Our competitive position will be influenced by factors including the availability, quality and cost of fibre, energy and labour, and plant efficiencies and productivity in relation to our competitors. Our competitive position could be adversely affected by an increase in the value of the Canadian dollar relative to the US dollar and/or the Japanese Yen, and by the export tax that has replaced the U.S.-imposed countervailing and antidumping duties regime in respect of softwood lumber shipments to the United States.
Impact of Mountain Pine Beetle Infestation
The west-central interior of British Columbia continues to be seriously damaged by North America’s largest recorded mountain pine beetle infestation. Western does not operate in the affected area and lodgepole pine, the species most at risk from the infestation, is not a key source of timber in the coastal forests. This natural disaster is causing widespread mortality of lodgepole pine. The increase in harvest levels has resulted in higher lumber production volumes and therefore more supply in the marketplace, potentially decreasing prices, primarily in the structural dimension market in the United States. There is growing evidence that, as the dead trees decay, they become more difficult and costly to manufacture into lumber and that the quality of the residual wood chips may diminish. The mountain pine beetle has crossed into Alberta, and timber harvesting of lodgepole and jackpine in Alberta will likely see an increase in allowable annual cut (“AAC”) to promote salvage before decay, potentially adding to downward price pressures as the supply may increase. The Company is unable to predict when and if the mountain pine beetle infestation will be halted or its impact on future lumber, chip and pulp log prices.
Forest Resource Risk and Natural Catastrophes
Our timber tenures are subject to the risks associated with standing forests, in particular, forest fires, wind storms, insect infestations and disease. Procedures and controls are in place to manage such risk through prevention and early detection. Most of the timber that we harvest comes from Crown tenures and insurance coverage is maintained only for loss of logs due to fire and other occurrences following harvesting. However, this coverage does not extend to standing timber, and there is no assurance that this coverage would be adequate to provide protection against all eventualities, including natural catastrophes. Western has entered into a cost-sharing agreement with the Crown for our private lands to reduce individual incident costs of mobilizing helicopters and aerial water tankers in the event of a fire on those lands.
In addition, our operations may be adversely affected by severe weather including wind, snow and rain that may result in our operations being unable to harvest or transport logs to our manufacturing facilities for extended periods of time. Although we anticipate and factor in a certain period of down-

time due to weather, extended periods of severe or unusual weather may adversely impact our financial results due to higher costs and missed sales opportunities arising from fibre shortages.
The majority of our business operations are located on the British Columbia coast, which is geologically active and considered to be at risk from earthquakes.
Climate change over time is predicted to lead to changes in the frequency of storm events as well as their severity. We also expect to see changes in the occurrence of wildfires and pest outbreaks. Long-term climatic models are predicting that the optimum ranges of many species, including those of our major tree species, will shift over time. We are unable to predict the impact of all of these factors on our tenures or on forest practices.
While the Company maintains insurance coverage to the extent deemed prudent, we cannot predict that all potential insurable risks have been foreseen or that adequate coverage is maintained against known risks.
Pulp and Paper Market Variability
The selling price of our residual wood chips is tied by formula to the net pulp realizations obtained by our wood chip customers, in Canadian dollars. Fluctuations in pulp prices and foreign currencies will accordingly impact the selling price of our residual wood chips. The price and demand for the pulp and other logs sold to pulp and paper companies is also dependent on the market conditions for pulp and paper. If contraction in the coastal pulp and paper industry were to occur, we may need to find alternative customers for our sawmill residual chips and pulp logs.
Liquidity and Capital Resources
Western has taken action, and is continuing to take action, to improve our cash flow. Lower export duties on shipments of lumber into the U.S. and operational improvements, including the synergies developed from the acquisitions of Cascadia and the Englewood Logging Division, have been incremental to cash flows. We continue to rationalize our operations to reduce costs, focus sales and production efforts on margin-generating activities, invest in operations to increase productivity and reduce unit costs, and manage maintenance and corporate expenditures. The Company intends to sell non-core assets to reduce outstanding debt and reduce interest rates on long-term debt. Although we believe our actions should result in increased cash flows and/or liquidity, there can be no assurance that we will be successful or that market forces or competition will not work to offset our actions. Long term debt periodically falls due for repayment and there is no assurance that the Company will be able to repay such debt as and when it falls due.
Dependency on Fibre Obtained from Government Timber Tenures
Currently, substantially all of the timberlands in which we operate are owned by the Province and administered by the Ministry of Forests and Range. The Forest Act (British Columbia) (“Forest Act”) empowers the Ministry of Forests and Range to grant timber tenures, including Tree Farm Licences (“TFL”), Forest Licences (“FL”), and Timber Licences (“TL”), to producers. The Provincial Chief Forester must conduct a review of AAC for each Timber Supply Area and each TFL in the Province on a periodic basis, which is usually once every five years. This review is then used to determine the AAC for licences issued by the Province under the Forest Act. Many factors affect the AAC such as timber inventory, the amount of operable forest land, growth estimates of young forests, regulation changes and environmental and social changes. Such assessments have in the past resulted and may in the future result in reductions or increases to the AAC attributable to licences held by British Columbia forest companies (without compensation), including the licences that we hold. In addition, our AAC can be temporarily reduced (without compensation for the first four years) in areas where logging has been suspended under Part 13 of the Forest Act pending further consideration in land use planning. Land use planning and new harvesting regulations can constrain access to timber and new parks can permanently remove land from the timber harvesting land base. There can be no assurance that the amounts of such future reductions on our licences, if any, will not be material or the amounts of compensation, if any, for such reductions will be fair and adequate.

Forest Policy Changes in British Columbia
In 2003 and 2004, the Province implemented the most significant legislative reforms in the British Columbia forest industry in over 40 years. The most controversial aspect of these legislative reforms involved the Province taking back approximately 20% of the AAC from major licence holders, including Western, and providing monetary compensation. There can be no assurance that the Province will not implement further policy changes, or that any such changes will not have a material adverse effect on our operations or our financial condition.
First Nations Land Claims
First Nations groups have made claims of rights and title to substantial portions of land in British Columbia, including areas where our timber tenures and operations are situated, creating uncertainty as to the status of competing property rights. The Supreme Court of Canada has held that aboriginal groups may have a spectrum of constitutionally recognized and affirmed aboriginal rights and title in lands that have been traditionally used or occupied by their ancestors; however, such rights or title are not absolute and may be infringed by government in furtherance of a valid legislative objective, including forestry, subject to meeting a justification test. The effect on any particular lands will not be determinable until the exact nature of historical use, occupancy and rights in any particular piece of property have been clarified. The Supreme Court of Canada has also held that even before claims of rights and title are proven, the Crown has a legal duty to consult with First Nations, which can become a duty to seek possible accommodations, when the Crown has knowledge, real or constructive, of the potential existence of an aboriginal right or title and contemplates conduct that might adversely impact it. During the period before asserted claims are proven, the Crown is required to consult in good faith with the intention of substantially addressing First Nation concerns, but First Nations agreement is not required in these consultations.
First Nations are seeking compensation from governments (and in some instances from forest tenure holders) with respect to these claims, and the effect of these claims on timber tenure rights, including our timber tenures, cannot be estimated at this time. The Federal and Provincial Governments have been seeking to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these claims. Any settlements that may result from these negotiations may involve a combination of cash, land, resources, grants of conditional rights of resource co-management or rights to gather food or resources on public lands, and some rights of self-government. The effect of such a settlement on our timber tenures or the amounts of compensation that we would receive for any taking from those tenures as a result of this process, if any, cannot be estimated at this time.
Current Provincial Government policy requires that forest management and operating plans take into account and not unreasonably infringe on aboriginal rights and title, proven or unproven, and provide for consultation with First Nations. This policy is reflected in the terms of our timber tenures, which provide that the Ministry of Forests may refuse to issue cutting permits in respect of a timber tenure if it is determined that the forestry operation would unreasonably interfere with aboriginal rights and title. First Nations have, at times, sought to restrict the Provincial Government from granting or renewing forest tenures and other operating authorizations without full consultation or their consent if these decisions could affect lands claimed by them. There can be no assurance that changes to the terms of our timber tenures as a consequence of such consultation or action will not have an adverse effect on our financial condition or results of operations.
The issues surrounding aboriginal title and rights are not likely to be resolved by the Federal Government or Provincial Government in the near future. In the interim period, the Ministry of Forests and Range initiated its Forest and Range Agreements program with a view to addressing an economic component of the Crown’s legal obligations on an interim basis. This program provides revenue sharing and short-term forest tenure opportunities for First Nations who enter into agreements with the Provincial Government. The Ministry of Forests has stated it intends to provide approximately 8% of the Province’s total Crown AAC to First Nations under this program or otherwise, using the AAC taken from other licensees under the Forestry Revitalization Act (British Columbia). The re-allocation of tenure to First Nations is in progress and the continuity of the timber supply from these short-term tenures is uncertain.
In the fourth quarter of 2007, the British Columbia Supreme Court released a judgment in an aboriginal rights and title claim made by the Tsilhqot’in Nation and Chief Roger William regarding lands and forests in the Interior of British Columbia (the “William decision”). In the William decision, the court made a declaration of aboriginal rights to hunt, trap and trade in the claimed territory but declined, on procedural grounds, to make the declaration of aboriginal title that had been sought by the Tsilhqot’in Nation. The court offered the opinion that aboriginal title exists in the claimed area and found that the present provisions of the Forest Act do not apply to areas that meet the test for aboriginal title and that the jurisdiction to legislate in respect of the granting of rights to harvest timber on such lands lies with the federal government. In the court’s view, prior to a finding of aboriginal title there is a presumption that non-private forest lands are Crown lands for the purposes of the Forest Act and provincial legislative provisions apply, even where aboriginal title and other rights are alleged to exist. When aboriginal title or rights are claimed, the Crown’s duty to consult First Nations is engaged. In the court’s view, if that duty of consultation is properly discharged, it gives adequate protection to alleged aboriginal interests. If there is a later declaration of rights or title there is a serious risk that, without proper consultation and accommodation, such rights may be infringed. In the court’s view, those persons whose aboriginal rights or title have been so compromised as a result of government action will have their remedy in damages. Following the William decision, in January 2008 the Ditidaht First Nation commenced litigation against the Province of British Columbia, Canada, certain other First Nations and two forestry companies, including the Company, seeking amongst other things declarations of aboriginal title and rights in areas of Vancouver Island that include areas covered by timber tenures held by the Company and declarations that provincial forestry legislation and the Company’s timber tenures are of no force or effect on the claimed aboriginal title lands. The legal principles enunciated in the William decision, if confirmed on any appeal or applied in subsequent decisions on aboriginal title, could ultimately have a negative impact on all of Western’s Crown timber tenures or its financial condition, but the extent of any such impact is uncertain at present.
Stumpage Fees
Stumpage is the fee that the Province charges forest companies to harvest timber from Crown land in British Columbia. In January 2004, the Provincial Government announced the move to a more open and competitive market pricing system for timber and logs for the coastal region. Previously, the amount of stumpage paid for each cubic metre of wood harvested from the coastal region was based on a target rate set by the Province. Since February 29, 2004, stumpage for the coastal region is being set using the Coast Market Pricing System, which uses the results from British Columbia Timber Sales auctions to predict the value of Crown timber harvested under long-term tenures. There can be no assurance that future changes to the stumpage system or the Province’s administrative policy will not have a material impact on stumpage fees payable and consequently affect our financial condition and results of operations.
Safety
Western is subject to workplace safety laws and regulations. Failure to comply with these laws and regulations can result in monetary penalties. The laws and regulations change over time and may involve new methodologies and additional costs necessary to bring the Company into compliance.
Environmental Regulation
We are subject to extensive environmental laws and regulations. These laws and regulations impose stringent standards on our operations and impose liability to remedy problems for which we are legally responsible regarding, among other things:
•	air emissions;

•	land and water discharges;

•	operations or activities affecting watercourses or the natural environment;

•	operations or activities affecting species at risk;

•	use and handling of hazardous materials;

•	use, handling, and disposal of waste; and

•	remediation of environmental contamination.

We may incur substantial costs to comply with current or future requirements, to respond to orders or directions made, to remedy problems for which we are legally responsible or to comply with new environmental laws that may be adopted from time to time. In addition, we may discover currently unknown environmental problems or conditions affecting our operations or activities or for which we are otherwise legally responsible. Western closed its Squamish pulp mill in early 2006 and the New Westminster sawmill in February 2007. Although we have engaged specialists to advise us of environmental problems and conditions, normal site clean-up may identify additional problems or conditions. Any such event could have a material adverse effect on our financial condition and results of operations.
Regulatory Risks
Our forestry and sawmill operations are subject to extensive federal, provincial, state, municipal and other local laws and regulations, including those governing forestry, exports, taxes, labour standards, occupational health, safety, waste disposal, building structures/systems, environmental protection and remediation, protection of endangered and protected species and land use and expropriation. Under certain laws and regulations, we are also required to obtain permits, licences and other authorizations to conduct our operations, which permits, licences and authorizations may impose additional conditions that must be satisfied. Although we budget for expenditures to maintain compliance with such laws and permits, there can be no assurance that these laws and regulations or government policy will not change in the future in a manner that could have an adverse effect on our financial condition or results of operations or the manner in which we operate. Nor can there be any assurance that administrative interpretation of existing laws and regulation will not change or more stringent enforcement of existing laws will not occur, in response to changes in the political or social environment in which we operate or otherwise, in a manner that could have an adverse effect on our financial condition or results of operations or the manner in which we operate.
Legal Proceedings
In addition to various matters such as First Nations claims or tenure issues potentially involving litigation, the outcome of which cannot be predicted and which is discussed elsewhere herein, Western is subject to routine litigation incidental to our business, the outcome of which we do not anticipate will have a material adverse affect on our financial condition and results of operations.
Reliance on Directors, Management and Other Key Personnel
Western relies upon the experience and expertise of our personnel. No assurance can be given that we will be able to retain our current personnel and attract additional personnel as necessary for the development and operation of our business. Loss of or failure to attract and retain key personnel could have a material adverse effect on Western’s business.
Outlook and Strategy
The Canadian forest products industry continues to face significant challenges in the near future. The Canadian dollar remains at close to par with the US dollar. The U.S. structural dimension lumber markets show little promise for recovery in 2008. Given the large surplus of housing inventory and the consequent reduction in housing starts, pressure on U.S. lumber prices is expected to continue into 2008. The downturn of U.S. markets may also spill over into other markets, including Japan, where we anticipate increased competition from producers who traditionally supply U.S. markets. The Company is shifting from break-bulk to container shipments for a significant portion of Japanese volumes due to the sharp increase in break-bulk shipping rates associated with the shortage of break-bulk ships. This shift may diminish sales to Japan while logistics of the change are streamlined on both the shipping and receiving sides. Western anticipates that the traditional seasonal slowdown of the Japanese market during the first part of 2008 and the aforementioned influences may curtail early 2008 sales. However, markets for the Company’s cedar and high grade hemlock business continue to be strong, with prices anticipated to remain stable and demand solid into the second quarter of 2008.
The Company plans to respond to these market conditions by limiting exposure to the U.S. housing market through a reduction in the harvest of mid-grade hemlock logs, which are typically used to produce lumber destined for the U.S. structural dimension market. Western also expects to focus on diversification of its product offering both in terms of product attributes and geographic selling destinations. Another focus in the first quarter of 2008 will be to optimize production of cedar products while controlling conversion costs. Work continues on driving down costs and improving cash flow through restrained capital spending and close monitoring of working capital, including inventory. Furthermore, some operations may occasionally take market-related down-time.
Western has formally advised Forestry Industrial Relations (“FIR”) that the Company will withdraw as a member, effective March 1, 2008. As Western’s business strategies and philosophies have diverged from those common to other FIR members, labour negotiation by association may not best meet Western’s needs. The Company will, however, continue to work with FIR and others within the forestry industry on issues of common interest.
Asset Sales Initiative
The Company is continuing to work through the process of selling non-core assets that have an estimated value of between $150 million and $180 million. In the second quarter of 2007 the Company sold the Duke Point merchandiser site for $8.2 million. Toward the end of the second quarter of 2008 the Company anticipates closing the sale for cash of the site of the former New Westminster sawmill for $42.6 million, expected to generate a gain upon close of approximately $11 million. This sale is subject to the Company providing the purchaser a Certificate of Compliance following the remediation of the site. In addition, the Company and a prospective buyer have agreed on a non-binding letter of intent for the sale of approximately 2500 hectares of higher and better use lands situated in the south of Vancouver Island. The withdrawal of these properties from Tree Farm Licences has led to some controversy and the Capital Regional District has commenced down-zoning proceedings that could reduce the value of the lands. There is no assurance that this intended transaction will close or that other land sales will be completed, or when they may ultimately be completed. Furthermore, the Company is assessing the marketability of approximately 26,000 hectares of freehold forestry lands situated on Vancouver Island, and should any future proposed transaction offer sufficient added value to Western, the lands may be sold. Proceeds from asset sales are expected to be applied primarily against the Company’s outstanding long-term debt.
Evaluation of Disclosure Controls and Procedures
As required by Multilateral instrument 52-109 issued by the Canadian Securities Administrators, Western carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007. The evaluation was carried out under the supervision and with the participation of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Based on the evaluation, Western’s CEO and CFO concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that material information relating to Western, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared.
The CEO and CFO also acknowledge responsibility for the design of internal control over financial reporting as at December 31, 2007. Following the acquisitions of Cascadia and Englewood in 2006, the Company initiated projects to consolidate and standardize its business systems and processes including its log, lumber, payroll and general ledger accounting systems. This process was largely completed with respect to the log and payroll systems as at December 31, 2007 and is ongoing with respect to the lumber and general ledger accounting systems. Other than these system and process changes, the CEO and CFO confirm that there were no changes in the controls which materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the last quarter of 2007.
Outstanding Share Data
As of March 4, 2008, there are 119,842,359 Common Shares and 84,571,206 Non-Voting Shares issued and outstanding. In addition, the Company has 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the “Class C Warrants”) outstanding. The Company has reserved up to 2,847,262 Common Shares for issuance upon the exercise of the Class C Warrants. It has also reserved 10,000,000 Common Shares for issuance upon the exercise of options granted under the Company’s incentive stock option plan. As of March 4, 2008, 4,249,590 options have been granted (of which 4,233,060 are outstanding) under the Company’s incentive stock option plan.

Western Forest Products Inc.
Consolidated Financial Statements
(Expressed in Canadian dollars)
Years ended December 31, 2007 and 2006

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The management of Western Forest Products Inc. (“Western” or “Company”) is responsible for the accompanying Consolidated Financial Statements and all other information in the Management’s Discussion and Analysis. The financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and, where necessary, reflect Management’s best estimates and judgments at this time. The financial information presented throughout the Management’s Discussion and Analysis and the Company’s press release dated March 13, 2008 is consistent with that contained in the Consolidated Financial Statements.
Western maintains systems of internal accounting controls, policies and procedures to provide reasonable assurances as to the reliability of the financial records and the safeguarding of its assets. Management meets the objectives of internal accounting control on a cost-effective basis through the prudent selection and training of personnel, adoption and communication of appropriate policies, and employment of an internal audit program.
The Board of Directors reviews Management’s responsibilities with respect to the Consolidated Financial Statements primarily through the activities of its Audit Committee, which is composed solely of independent directors of the Company. This Committee meets with Management and the Company’s independent auditors KPMG LLP to review the Consolidated Financial Statements and recommend approval by the Board of Directors. The Audit Committee is also responsible for making recommendations with respect to the appointment, remuneration and the terms of engagement of the Company’s auditors. The Audit Committee also meets with the auditors, without the presence of Management, to discuss the results of the audit, related findings and their suggestions.
The Consolidated Financial Statements have been audited by KPMG LLP, who were appointed by the shareholders at the annual shareholders’ meeting. The auditors’ report follows.

/s/ Reynold Hert	/s/ Murray Johnston

Reynold Hert	Murray Johnston
President and Chief Executive Officer	Chief Financial Officer
February 22, 2008, except as to note 23,
 which is as of March 13, 2008

AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Western Forest Products Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Vancouver, Canada
February 22, 2008, except as to note 23,
 which is as of March 13, 2008

Western Forest Products Inc.
Consolidated Balance Sheets
(Expressed in millions of Canadian dollars)
December 31, 2007 and 2006

	2007	2006

	(Restated – note 2)
Assets

Current assets:
Cash and cash equivalents	$4.9	$41.6
Accounts receivable	55.9	102.4
Inventory (note 5)	253.2	227.6
Prepaid expenses and other assets	8.4	11.7
Discontinued operations (note 21)	—	0.7

	322.4	384.0

Property, plant and equipment (note 6)	484.4	505.4

Other assets (note 7)	8.9	9.0

	$815.7	$898.4

Liabilities and Shareholders’ Equity

Current liabilities:
Revolving credit facility (note 8)	$48.6	$3.6
Accounts payable and accrued liabilities	85.7	110.8
Current portion of long-term debt (note 9)	101.1	—
Discontinued operations (note 21)	4.1	6.4

	239.5	120.8

Long-term debt (note 9)	69.7	205.7

Other liabilities (note 11)	34.1	42.6

Deferred revenue (note 4)	76.4	78.4

	419.7	447.5

Shareholders’ equity:
Share capital: (note 13)
Common shares	410.6	410.6
Non-Voting shares	139.6	139.6
Contributed surplus	1.7	0.8
Deficit	(155.9)	(100.1)

	396.0	450.9

Commitments and contingencies (note 14)
Subsequent event (note 23)

	$815.7	$898.4

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

/s/ Reynold Hert	/s/ John MacIntyre

Reynold Hert, President and Chief Executive Officer	John MacIntyre, Chairman

Western Forest Products Inc.
Consolidated Statements of Operations, Comprehensive Income and Deficit
(Expressed in millions of Canadian dollars, except for share and per share amounts)
Years ended December 31, 2007 and 2006

	2007	2006

	(restated – note 2)
Sales	$890.5	$896.8

Costs and expenses:
Cost of goods sold	790.1	740.8
Anti-dumping and countervailing duties (note 14 (a))	—	16.3
Export tax (note 14(a))	15.7	3.2
Freight expenses	58.0	68.6
Selling and administration	40.5	40.0
Amortization of property, plant and equipment (note 6)	35.4	36.7

	939.7	905.6

Operating loss before unusual items	(49.2)	(8.8)

Anti-dumping and countervailing duty refund (note 14(a))	—	110.3

Operating restructuring income (loss) (note 18)	2.6	(8.0)

Operating income (loss)	(46.6)	93.5

Interest expense (note 19)	(24.6)	(41.1)
Foreign exchange gains on long-term debt	12.7	2.5
Premium and unamortized discount on bond redemption	—	(27.9)
Interest and other income (note 20)	2.5	17.7

Income (loss) before income taxes	(56.0)	44.7

Income tax expense (note 10)	(1.1)	(0.8)

Net income (loss) from continuing operations	(57.1)	43.9

Net income (loss) from discontinued operations (note 21)	1.3	(10.8)

Net income (loss) and comprehensive income (loss)	(55.8)	33.1

Deficit, beginning of year as previously reported	(112.0)	(145.1)
Change in accounting policy for costing inventories (note 2(b))	11.9	—

Deficit, beginning of the year as restated	(100.1)	(145.1)

Change in accounting policy for costing inventories (note 2(b))	—	11.9

Deficit, end of year	$(155.9)	$(100.1)

Net income (loss) per share: (note 13(d))
From continuing operations — Basic and diluted	$(0.28)	$0.30
From discontinued operations — Basic and diluted	$0.01	$(0.07)

Net income (loss) — Basic and diluted	$(0.27)	$0.23

Weighted average number of common and non-voting shares outstanding (thousands of shares)	204,414	145,637

See accompanying notes to consolidated financial statements.

Western Forest Products Inc.
Consolidated Statements of Cash Flows
(Expressed in millions of Canadian dollars)
Years ended December 31, 2007 and 2006

	2007	2006

Cash provided by (used in):

Operating activities:
Net income (loss) from continuing operations	$(57.1)	$43.9
Items not involving cash:
Amortization of property, plant and equipment	35.4	36.7
Write-down of property, plant and equipment	—	2.6
Foreign exchange gain on long-term debt	(12.7)	(2.5)
Premium and unamortized discount on bond redemption	—	27.9
Gain on property, plant and equipment disposals	(4.0)	(1.7)
Interest deferred on long-term debt	—	(0.8)
Other	1.7	5.7

	(36.7)	111.8

Changes in non-cash working capital items:
Accounts receivable	35.9	17.8
Inventory	(26.7)	(18.0)
Prepaid expenses and other assets	0.7	3.1
Accounts payable and accrued liabilities	(25.2)	(45.1)

	(15.3)	(42.2)

Cash provided (used) by continuing operations	(52.0)	69.6

Financing activities:
Drawings on (repayment of) revolving credit facility (note 8)	45.0	(76.5)
Redemption of 15% Secured Bonds	—	(275.9)
Proceeds from term loans	—	307.8
Repayment of term loans (note 9)	(25.5)	(104.5)
Proceeds from share issuance	—	295.0
Other	(2.4)	(5.1)

	17.1	140.8

Investing activities:
Additions to property, plant and equipment	(13.2)	(21.6)
Additions to capitalized roads	(13.3)	(15.9)
Proceeds on disposals of property, plant and equipment	11.2	14.5
Restricted cash	—	12.0
Acquisition of Cascadia Forest Products Ltd. (note 3)	12.5	(214.7)
Acquisition of Englewood Logging Division (note 4)	—	(3.4)
Price premium prepayment on long-term fibre agreement (note 4)	—	35.0
Other	3.2	2.5

	0.4	(191.6)

Cash used in discontinued operations (note 21)	(2.2)	(6.8)

Increase (decrease) in cash and cash equivalents	(36.7)	12.0

Cash and cash equivalents, beginning of year	41.6	29.6

Cash and cash equivalents, end of year	$4.9	$41.6

Western Forest Products Inc.
Consolidated Statements of Cash Flows, Continued
(Expressed in millions of Canadian dollars)
Years ended December 31, 2007 and 2006

	2007	2006

Supplementary information:
Cash paid for:
Interest	$22.3	$41.6
Income taxes	0.3	—
Non-cash item — Acquisition of Englewood Logging Division	—	45.0

See accompanying notes to consolidated financial statements.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
The business of Western Forest Products Inc. (the “Company” or “Western”) is timber harvesting and lumber manufacturing for worldwide markets. Western’s operations are located in the Coastal region of British Columbia.

1.	Significant accounting policies:

The significant accounting policies are summarized below:
(a)	Basis of presentation and principles of consolidation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly owned subsidiaries since their respective acquisition dates. The principal wholly-owned operating subsidiaries of the Company at December 31, 2007 are Western Lumber Sales Limited (which sells into the United States) and MacMillan Bloedel KK (which sells into Japan). All intercompany balances and transactions have been eliminated on consolidation. In addition, certain comparative figures have been re-stated to reflect the current year’s presentation.

(b)	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas requiring the use of management estimates include inventory valuations, amortization rates, outcome of arbitrations and legal proceedings, restructuring, reforestation liabilities, asset retirement obligations, employee future benefits, and asset impairment provisions. Actual results may differ materially from those estimates.

(c)	Cash and cash equivalents:

Cash and cash equivalents include cash in bank accounts and highly liquid money market instruments with maturities of 90 days or less from the date of acquisition, and are valued at cost which approximates market value.

(d)	Inventory:

Inventory, other than supplies which are valued at specific cost, are valued at the lower of allocated cost and net realizable value as described below.
(i)	Lumber by species (hemlock and balsam, douglas fir and cedar);

(ii)	Logs by gross sort (saw logs and pulp logs).
Costs of products produced jointly as a result of the same process are allocated according to the value of those products. Log production costs are allocated to logs based on their relative market values with cost determined by a six-month weighted average, except for pulp logs that are carried at market due to the significant difference between the market value of pulp logs compared to production costs. Similarly, lumber production costs are allocated to production units based on their relative market values with cost determined by a six-month weighted average.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
1.	Significant accounting policies (Continued):
(e)	Property, plant and equipment, logging roads, and timberlands:

Property, plant and equipment are initially recorded at cost and are subsequently amortized on a straight line basis over the expected useful life of the underlying asset (5 to 10 years). Logging roads are amortized over their expected useful life or over the volume anticipated to be accessed by the road.

The cost of major forest tenures is capitalized and subsequently amortized on a straight-line basis over 40 years; silviculture costs are accrued separately. The cost of private timberlands is capitalized and subsequently amortized over the estimated volume of the first rotation; silviculture is expensed as incurred.

(f)	Deferred revenue:

Deferred revenue is the result of the contractual obligations incurred in the acquisition of the Englewood Logging Operation and calls for Western to deliver a specified volume of fibre (chips and pulp logs) over the term of the contract. Accordingly, the deferred revenue is amortized into income on a straight-line basis over 40 years, being the term of the related fibre supply contract.

(g)	Impairment of property, plant and equipment, logging roads, and timberlands:

The Company conducts reviews for the impairment of property, plant and equipment, logging roads, and timberlands whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss would be recognized when estimates of future undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. An impairment loss would be measured based on the difference between the carrying amount and fair value of the impaired assets.

(h)	Foreign currency translation:

Transactions denominated in foreign currencies have been translated into Canadian dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities have been translated into Canadian dollars at the period-end exchange rates. Non-monetary assets and liabilities are translated at the exchange rates in effect when the assets were acquired or the liabilities incurred. All exchange gains and losses are included directly in income.

(i)	Asset retirement obligation:

The Company recognizes asset retirement obligations at fair value in the period in which the legal obligation is incurred, with the fair value of the liability determined with reference to the present value of estimated future cash flows. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to fair value calculations are recognized in the statement of operations as they occur.

The Company’s asset retirement obligations relate to the obligation for reforestation on Crown land and certain environmental remediation. Reforestation obligations arise as volume is harvested with the related expenses recognized in the statement of operations as they occur.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
1.	Significant accounting policies (Continued):
(j)	Revenue recognition:

Sales are recognized when the significant risk and rewards of ownership are passed to the customer. Lumber and by-product sales are recorded at the time product is shipped and the collection of the amounts is reasonably assured. Consistent with industry practice, log sales are recorded when the customer’s order is firm, the logs have been delivered to the transfer location and the collectability of the amount is reasonably assured.

Amounts charged to customers for shipping and handling are recognized as revenue and shipping and handling costs, lumber duties, and export taxes incurred by the Company are recorded in costs and expenses.

(k)	Stock-based compensation:

The Company has established a stock-based compensation plan for eligible directors, officers and employees and accounts for it using the fair value method.

Under this method, the fair value of the options is determined using the Black-Scholes option pricing model which takes into account, as of the grant date, the exercise price, the expected life of the options, the current price of the underlying stock and its expected volatility, expected dividends on the stock, and the risk-free interest rate over the expected life of the option.

Inherent in all option pricing models is the use of highly subjective estimates, including expected volatility of the underlying stock. The Company bases its estimates of volatility on historical stock prices of the Company itself as well as those of comparable companies with longer trading histories.

Cash consideration received from employees when they exercise the options is credited to share capital.

(l)	Income taxes:

The Company uses the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on temporary differences (differences between the accounting bases and the tax bases of existing assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(m)	Employee future benefits:

The Company has various defined benefit and defined contribution plans that provide pension benefits to most of its salaried employees and certain hourly employees not covered by forest industry union plans. The Company also provides other post retirement benefits and pension bridging benefits to eligible retired employees.

The Company accrues the costs and related obligations of the defined benefit pension and other retirement benefit plans using the projected benefit actuarial method prorated on service and management’s best estimates of expected plan investment performance, salary escalation, and other

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
1.	Significant accounting policies (Continued):
relevant factors. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Actuarial gains (losses) arise from the difference between the actual and expected long-term rates of return on plan assets for a period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of the active employees, which ranges between 12 and 13 years for both pension and other benefit plans. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

For hourly employees covered by forest industry union defined benefit pension plans, income is charged with the Company’s contribution as required under the collective agreements.

The Company accrues the costs and related obligations for defined contribution plans based on the required Company contributions in the period.

(n)	Adoption of future accounting standards:

Effective January 1, 2008, the Company will adopt the new recommendations of the CICA Handbook Section 3030 on Inventories. Western has not completed an analysis of the new standard but initial indications are that the new standard will not materially impact the financial statements.
2. Adoption of new accounting policies:
a)	Financial instruments:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861 Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges. Other than the reclassification of transaction costs discussed below, the adoption of these new recommendations has not impacted the Company’s financial statements.

Section 1530, Comprehensive Income, requires that changes in equity from transactions and other events and circumstances from non-owner sources be recorded and reported in the statement of comprehensive income. Comprehensive income is comprised of the traditional concept of ‘net income’ as well as the income effect of derivative instruments (‘other comprehensive income’). Section 3251, Equity, requires that the accumulation of other comprehensive income be presented as a component of the equity section. Section 3855, Financial Instruments — Recognition and Measurement and Section 3861, Financial Instruments — Disclosure and Presentation requires that all financial instruments be recognized on the balance sheet using the appropriate measurement model and disclosed in the notes to the financial statements. Section 3865, Hedges, requires that all financial assets and liabilities be

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
2.	Adoption of new accounting policies (Continued):
presented in accordance with the recommendations of the financial instruments recommendations except where the derivative instrument has been designated as a hedge by management.

Section 3855 provides guidance on costs incurred upon issuance of financial liabilities. Transaction costs are now deducted from the financial liability and amortized using the effective interest method over the expected life of the related liability. Accordingly, $4.8 million of unamortized financing costs at December 31, 2006 have been reclassified against long-term debt reducing other assets to $9.0 million from $13.8 million and reducing long-term debt to $205.7 million from $210.5 million.

(b)	Inventory costing:

On January 1, 2007, the Company changed its accounting policy for the costing of sawlogs and lumber inventories to better reflect its new management operating philosophy. Under the new policy, costs of products produced jointly as a result of the same process are allocated according to the value of those products. This compares to the former policy, which allocated costs based on volumes produced.

This new accounting policy, which was implemented effective January 1, 2007 on a retrospective basis without restatement of prior periods, results in inventory increasing by $11.9 million to $227.6 million from $215.7 million and the deficit decreasing to $100.1 million from $112.0 million as at December 31, 2006. Prior periods have not been restated as the detailed information required to implement the new policy on a retrospective basis was not available.
3.	Acquisition of Cascadia Forest Products Ltd.:

On May 1, 2006, the Company closed the acquisition (the “Acquisition”) of Cascadia Forest Products Ltd. from a wholly-owned subsidiary of Brookfield Asset Management Inc. (“BAM”) for interim adjusted consideration in 2006 of $214.7 million. In 2007, the Company received $12.5 million from BAM with respect to the finalization of working capital balances, resulting in a net final purchase price of $202.2 million. BAM is related to the Company by virtue of its voting arrangements with Tricap Management Limited (Tricap). Tricap owns 49% of the Company’s Common Shares and 100% of the Company’s Non-Voting Shares.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
3.	Acquisition of Cascadia Forest Products Ltd. (Continued):

The acquisition has been accounted for by the purchase method, whereby the purchase consideration has been allocated to the assets and liabilities acquired based on fair values as follows:

Net assets acquired:
Current assets	$153.0
Land	39.2
Timberlands	78.4
Logging roads	19.3
Buildings, plant and equipment	13.9
Other assets	0.7

304.5

Liabilities assumed:
Current liabilities	(94.4)
Long-term liabilities	(7.9)

(102.3)

$202.2

Consideration paid:
Cash paid on closing, net of cash acquired of $3.8 million and forestry liabilities adjustments	$209.7
Adjustment to purchase price for working capital	(12.5)
Transaction costs	5.0

$202.2

4.	Acquisition of Englewood Logging Division and long-term fibre supply agreement:

On March 17, 2006, the Company closed the acquisition of the assets of the Englewood Logging Division from a partnership between Canadian Forest Products Ltd. and Oji Paper Canada Ltd. (the “Partnership”), for $45.0 million plus closing adjustments and other costs of approximately $3.4 million. The acquisition comprises Tree Farm Licence 37 (“TFL 37”) which currently has an allowable annual timber cut of approximately 826,000 cubic meters. The acquisition also includes approximately 6,800 hectares of private timberlands, existing capital improvements, equipment and railway rolling stock. The Company has assumed certain contracts and offered employment to all of the employees but has not assumed any other material pre-closing liabilities relating to the assets.

On March 17, 2006, the Company also executed a 40 year fibre supply agreement with the Partnership. As consideration for entering into the fibre supply agreement, the Company received a price premium of $80.0 million that will be earned as wood chips are delivered under the agreement. Upon execution, a non-refundable prepayment of the price premium of $35.0 million was received and immediately applied to reduce the amount drawn under the Company’s revolving line of credit. A further $45.0 million price premium was set-off against the consideration due on the acquisition of the Englewood Logging Division. The Company has recorded the price premium as deferred revenue (note 1(f)). The Company has granted a first charge over the acquired assets to secure certain of its obligations to the Partnership.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
5.	Inventory:

	2007	2006

	(restated – note 2)
Logs	$162.6	$120.0
Lumber	75.9	93.2
Supplies and other	14.7	14.4

	$253.2	$227.6
6.	Property, plant and equipment:

		Accumulated	Net book
2007	Cost	amortization	value

Land	$61.5	$—	$61.5
Timberlands	287.3	12.3	275.0
Logging roads	109.1	57.1	52.0
Buildings and equipment	139.2	43.3	95.9

	$597.1	$112.7	$484.4

		Accumulated	Net book
2006	Cost	amortization	value

Land	$65.8	$—	$65.8
Timberlands	299.1	10.0	289.1
Logging roads	94.7	41.7	53.0
Buildings and equipment	132.2	34.7	97.5

	$591.8	$86.4	$505.4

Amortization of property, plant and equipment:

	2007	2006

Amortization of buildings and equipment	$15.4	$13.7
Amortization of timberlands and logging roads	20.0	23.0

	$35.4	$36.7

7.	Other assets:

	2007	2006

Investments	$8.2	$7.8
Other	0.1	0.5
Discontinued operations (note 21)	0.6	0.7

	$8.9	$9.0

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
8.	Revolving credit facility:

The credit facility provides for a maximum borrowing amount of $150.0 million with provision for an extension up to $200.0 million, subject to lender approval. The borrowing amount available is based on eligible accounts receivable and inventory balances and is secured by these balances. The interest rate is prime plus 0.50% and the term is until July 12, 2009. At December 31, 2007, $62.5 million of the $150.0 million facility was unused and available to the Company.

9.	Long-term debt:

	2007	2006

US dollar debt	$72.9	$111.0
Associated transaction costs	(3.2)	(2.6)

	69.7	108.4

Canadian dollar debt	101.8	99.5
Associated transaction costs	(0.7)	(2.2)

	101.1	97.3

	170.8	205.7

Less current portion	101.1	—

Long term portion	$69.7	$205.7

In 2006, the Company made payments of US$4.2 million and US$ 88.0 million of the US dollar term loan, reducing the amount outstanding on the US facility at December 31, 2006, to US$95.3 million. In March 2007, the Company renegotiated the US dollar denominated term-debt facility with the Brookfield Bridge Lending Fund (“BBLF”), paying down US$21.8 million to reduce the principal outstanding from US$95.3 million to US$73.5 million and reducing the interest rate from floating one-month LIBOR plus 8.15% to floating one-month LIBOR plus 3%. As at December 31, 2007, the principal outstanding remained at US$73.5.

In March 2007, the Company also exercised an option to extend the maturity date of the Canadian dollar term-debt with BBLF to March 10, 2008 on payment of an extension fee of $2.0 million. The Company began paying interest in cash on $45.0 million of the Canadian dollar term-debt effective March 1, 2007 and on the total Canadian dollar term-debt effective April 1, 2007. Previously, this interest was deferred and added to the outstanding principal.

BBLF is related to the Company by virtue of a common relationship with Brookfield Asset Management (“BAM”).

The obligations under the facilities are secured by liens against all of the Company’s properties and assets and include customary covenants including repayment of the facilities from the proceeds of asset sales and other non-operating cash inflows, with certain exceptions. The Company is able to deposit the proceeds of asset sales, new security issues and any softwood duty settlements into a working capital reserve in the amount of up to $25 million annually.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
9.	Long-term debt (Continued):

On March 13, 2008 the term debt was retired through the finalization of a new credit facility that provides for up to $175 million (note 23).

10.	Income taxes:

Income tax expense differs from the amount that would be computed by applying the Company’s combined Federal and Provincial statutory rate as follows:

	2007	Tax rate	2006	Tax rate

Income (loss) before taxes	$(56.0)		$44.7

Expected income tax recovery (expense)	$19.1	34.1%	$(15.3)	(34.1)%

Tax effect of:
Capital gains tax rate on unrealized foreign exchange gain	4.3	7.7	0.4	0.9
Capital gain on the settlement of bonds	—	—	(4.0)	(9.0)
Change in valuation allowance	(193.9)	(346.2)	(9.6)	(21.6)
Utilization of losses for which no benefit was previously recorded	—	—	31.7	70.9
Future tax rate changes	(29.5)	(52.7)	(2.2)	(4.9)
Change in prior year estimated tax values	194.9	348.0	—	—
Other permanent differences	4.0	7.1	(1.8)	(4.0)

Income tax expense per financial statements	$(1.1)	(2.0)%	$(0.8)	(1.8)%

	2007	2006

Future tax assets:
Losses carried forward	$238.9	$27.0
Property, plant and equipment, due to differences in net book value and unamortized capital cost	14.2	20.6
Reforestation and other accruals not deductible for tax until paid	14.1	37.1

	267.2	84.7
Valuation allowance	(219.5)	(25.5)

	47.7	59.2

Future tax liabilities:
Property, plant and equipment, due to differences in net book value and unamortized capital cost	(47.7)	(59.2)

Net future tax liability	$—	$—

In addition to future tax assets associated with losses carried forward of $27.0 million at December 31, 2006, the Company and its subsidiaries also had unused tax losses carried forward estimated at $356 million

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
10.	Income taxes (Continued):

available to reduce taxable income and capital losses of approximately $600 million available to be utilized against capital gains not recorded in the above table. During 2007, the Company was able to estimate the aforementioned available losses with greater precision and substantiate the availability of them and the losses have been disclosed in the above table in 2007. Consequently, at December 31, 2007, the Company and its subsidiaries has unused tax losses carried forward estimated at $588 million available to reduce taxable income and capital losses of approximately $790 million available to be utilized against capital gains. The ability of the Company to utilize the losses carried forward and capital losses is not considered “more likely than not” and therefore, a valuation allowance has been provided against the tax assets.

11.	Other liabilities:

	2007	2006

Pension liability (note 16)	$17.4	$17.8
Environmental accruals	1.9	5.7
Long-term portion of reforestation obligation (note 12)	14.4	18.1
Other	0.4	1.0

	$34.1	$42.6

12.	Reforestation liability:

The Company has a responsibility to reforest timber harvested under various timber rights. Changes in the reforestation liability are as follows:

	2007	2006

Reforestation liability, beginning of period	$32.5	$13.9
Reforestation liability assumed upon acquisition of Cascadia	—	14.1
Reforestation liability extinguished upon withdrawal of private lands	(1.2)	—
Reforestation provision charged to operations	9.2	11.7
Reforestation work payments	(11.9)	(7.2)

Reforestation liability, end of period	$28.6	$32.5

Consisting of:
Long-term portion included in other liabilities	$14.4	$18.1
Current portion included in accounts payable and accrued liabilities	14.2	14.4

	$28.6	$32.5

The total undiscounted amount of the estimated future expenditures required to settle the reforestation obligation at December 31, 2007 is $33.0 million (2006 — $39.0 million). The reforestation expenditures are expected to occur over the next one to nine years and have been discounted at the Company’s credit-adjusted risk-free rates of 7.75% to 9.00% depending on the timing of the cash flows. Reforestation expense incurred on current production and accretion expense are included in production costs for the year.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
13. Share capital:
(a)	Authorized and issued share capital:

The Company’s authorized capital consists of an unlimited number of common shares (the Common Shares), an unlimited number of non-voting shares (the Non-Voting Shares) and an unlimited number of preferred shares. The Common Shares entitle the holders thereof to one vote per share. The Non-Voting Shares do not entitle the holders to any votes at meetings of our shareholders except that they will be entitled to one vote per share relating to certain matters including liquidation, dissolution and winding-up. The Common Shares and Non-Voting Shares rank equally as to participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and as to the entitlement to dividends.

The holders of the Non-Voting Shares have certain registration rights, exercisable after May 1, 2009, that enable them to require the Company to assist them with a public offering of the Non-Voting Shares or Common Shares for which the Non-Voting Shares may be exchanged, subject to certain limitations.

Issued and outstanding Common and Non-Voting Shares are as follows:

	Number of		Number of
	Common Shares	Amount	Non-Voting shares	Amount

Balance at December 31, 2007 and December 31, 2006	119,842,359	$410.6	84,571,206	$139.6
(b)	Stock-based compensation plan:

The Company has an incentive stock option plan (the Option Plan), which permits the granting of options to eligible participants to purchase up to an aggregate of 10,000,000 Common Shares. During 2007 the Company recorded compensation expense of $0.9 million (2006 — $0.4 million) based on the fair value of the options of $4.8 million (2006 — $2.6 million).

Each option is exercisable, subject to vesting terms of 20% per year and immediately upon a change in control of the Company, into one Common Share, subject to adjustments, at a price of not less than the closing price of the Common Shares on the Toronto Stock Exchange (TSX) on the day immediately preceding the grant date. Options granted under the Option Plan expire, generally, a maximum of ten years from the date of the grant.

During the year, the Company granted 1,945,000 options (as summarized in the following table) with a fair value of $2.2 million as determined by the Black-Scholes option pricing model using the assumptions of a weighted average exercise price $2.06, risk free interest rate of 4.21%, volatility of 35% and an expected life of 10 years.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
13. Share capital (Continued):
The following table summarizes the change in the options outstanding from December 31, 2007 to December 31, 2006:

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of year	2,288,060	$2.79	399,590	$8.14
Granted	1,945,000	2.06	1,905,000	1.75
Exercised	—	—	—	—
Cancelled	—	—	(16,530)	12.10

Outstanding, end of year	4,233,060	$2.45	2,288,060	$2.79

Details of options outstanding under the share option plan at December 31, 2007 are as follows:

	Options outstanding
	Number	Weighted		Number
Range of	outstanding	average	Weighted	exercisable,
exercise	December 31,	remaining	average	December 31,
prices	2007	option life (yrs)	exercise price	2007

$9.25 - $12.10	283,060	6.7	$9.58	163,224
$3.05 - $ 3.50	100,000	7.6	3.39	40,000
$1.40 - $ 2.18	3,850,000	9.2	1.91	381,000

	4,233,060	9.0	$2.18	584,224

(c)	Class C Warrants:

The Company has 2,847,262 Class C Warrants outstanding as described in the following table. The Company does not have any other classes of warrants. The Class C Warrants are non-transferrable and will expire on June 28, 2009 subject to early termination provisions. Due to their contingent nature, the warrants do not have any value allocated to them for accounting purposes.

Tranche	Number Outstanding	Exercise Price

1	569,373	$14.72
2	854,146	23.54
3	1,423,743	30.60

	2,847,262

(d)	Net income (loss) per share:

Basic net income (loss) per share was calculated by dividing the net income (loss) by the weighted average number of shares issued and outstanding over the period. Diluted net income (loss) per share was calculated by reference to the fully diluted weighted average number of shares outstanding as determined using the treasury stock method and considering the dilutive effect, if any, of employee stock options and Class C Warrants.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
14. Commitment and contingencies:
(a)	Lumber duties and export tax:

Under the softwood lumber agreement (“SLA”) between Canada and the United States, the Company’s exports to the United States are assessed an export tax by the Canadian Government. The SLA has a term of seven years with provision for an extension of two years and for early termination by either Government after two years. The export tax rate varies according to the price of lumber based on the “Random Lengths Framing Lumber Composite Index” (“Index”) and ranges from zero percent when the Index is above US$355 per thousand board feet to 15% when the Index is under US$315 per thousand board feet.

The export tax only applies to the first US$500 per thousand board feet for any product sales. In addition, if the monthly volume of exports from the British Columbia coastal region exceeds a certain “Trigger Volume” as defined in the SLA, a “surge” mechanism will apply to increase the rate of the export tax for that month by 50% (for example the 15% export tax rate would become 22.5% for that month). Throughout the year ended December 31, 2007 the export tax was 15% and the company recorded an expense of $15.7 million (2006 - $3.2 million).

Under the terms of the SLA, which was effective October 12, 2006, 82% of the anti-dumping (“ADD”) and countervailing duties (“CVD”) collected by the United States, together with accumulated interest, was refunded to Canadian lumber producers. Western’s portion of the refund amounted to $124.4 million (US$109.6 million). Operating income in the fourth quarter of 2006 includes $110.3 million with respect to the lumber duty refund and interest and other income includes $14.1 million with respect to the interest on the duty refund.

(b)	Litigation and claims:

In the normal course of its business activities, the Company may be subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected.

The Company has a number of claims filed against it from logging contractors with respect to various operating issues. Certain of the claims are pending arbitration, mediation or appeal, while others have not yet reached this formal stage. Where the Company is not able to determine the outcome of these disputes no amounts have been accrued in these financial statements.

(c)	Indemnity agreement:

As a result of the amalgamation of the Company with Cascadia, the Company has assumed Cascadia’s obligation to indemnify an entity related to BAM if that entity incurs liability under a guarantee (the “Guarantee”) provided by it to a third party relating to the obligations of Cascadia arising out of the purchase by Cascadia of certain of its assets from the third party prior to the acquisition of Cascadia by the Company. The Guarantee is limited to $100.0 million. As security for its performance under this

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
14. Commitment and contingencies (Continued):
indemnity and as a result of the amalgamation, the Company has issued a debenture in favour of the related entity in the amount of $100.0 million which results in a charge over all of the Company’s real property and all of the Company’s present and after-acquired personal property. In the absence of any claims, the Guarantee terminates on May 30, 2011 and if there is no liability accruing to the guarantor thereunder at that time, the Company may request that the debenture be discharged.

(d)	Long-term fibre supply agreements:

The Company has a number of long-term commitments to supply fibre to third parties. Certain of these agreements have minimum volume requirements and may, in the case of a failure to supply the minimum volume, require the Company to source the deficiency from third parties at additional cost to the Company or pay the party to the fibre supply agreement a penalty calculated based on the provisions contained in the agreements. Based on chip and pulp log volumes supplied for the year-to-date, the Company anticipates satisfying these annual fibre commitments for 2008.

(e)	Operating leases:

Future minimum lease payments at December 31, 2007 under operating leases were as follows:

2008	$6.8
2009	3.7
2010	2.3
2011	1.5
Thereafter	1.9

$16.2
(f)	Allowable annual cut reductions:

During the year a number of the Company’s tenures were affected by reductions to the allowable annual cut (“AAC”). The apportionment of such temporary AAC reductions to specific licensees is outstanding. Western currently has an annual cut on the Queen Charlotte Islands of approximately 509,000 cubic metres, not including the area temporarily protected under Part 13 of the Forest Act (“Part 13”). Western believes that a substantial portion of its current cut level on the Queen Charlotte Islands could be adversely affected.

The reductions follow earlier announced provincial orders-in-council that temporarily put various coastal areas off limits to forest development through Part 13. The AAC reductions were made to ensure that harvest rates remain at a sustainable level until land use planning is completed in the areas affected by the Part 13 orders.

The Part 13 orders and the temporary AAC reductions were anticipated and have been factored into the Company’s short-term harvesting and mill production plans. If the Part 13 orders extend for more than four years from the date of issue or the Province’s land use planning process results in these reductions becoming permanent, then the Company will have the ability to seek compensation from the Province for the reduced cutting rights thereafter.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
14.	Commitment and contingencies (Continued):
(g)	The Forest Revitalization Plan:

In January 2005, pursuant to terms of a settlement framework agreement negotiated in late 2004, the Company received $16.5 million in compensation for the loss of 685,216 cubic meters of AAC and 827 hectares of timber licences. Under this agreement, the Company also received an advance payment of $5.0 million towards compensation for improvements the Company and its predecessor made to Crown land in the take-back areas ($4.0 million was recorded as a reduction in capitalized roads and $1.0 million was recorded in accounts payable for future site obligations). Negotiations are continuing regarding the compensation payments for improvements.
15.	Segmented information:

The Company is an integrated Canadian forest products company operating in one industry segment comprising the Company’s timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations.

The Company’s sales, based on the known origin of the customer, were as follows:

	2007	2006

Canada	$392.7	$345.4
United States	219.2	265.3
Asia	199.5	203.3
Europe	56.7	56.4
Other	22.4	26.4

	$890.5	$896.8

Substantially all of the Company’s property, plant and equipment is located in British Columbia, Canada.

16.	Employee future benefits:

The Company has several funded and unfunded defined benefit plans, a defined contribution pension plan and a group RRSP that provide pension benefits to substantially all salaried employees and certain hourly employees. In addition, the Company provides other unfunded retirement and post employment benefits to certain former salaried and hourly employees. The funded and unfunded defined benefit pension plans were closed to new entrants effective June 30, 2006. All new salaried employees are now provided with pension benefits through a defined contribution plan. The defined benefit plans are based on years of service and final average earnings. The Company’s other post-employment benefit plans are non-contributory and include a range of health care and other benefits.

Total cash payments for employee future benefits for the year ended December 31, 2007 were $ 13.2 million (2006 — $19.5 million), consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, and cash contributed to its forest industry union defined benefit plans.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
16.	Employee future benefits (Continued):

In relation to defined benefit plans, the Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuations of the funded defined benefit pension plans were at December 31, 2006. The next actuarial valuation for both funded defined benefit plans will be no later than December 31, 2009. Information about the Company’s defined benefit salaried pension plans and other non-pension benefits, in aggregate, is as follows:

	Year ended December 31, 2007		Year ended December 31, 2006
	Salaried	Non-pension	Salaried	Non-pension
	pension plans	plans	pension plans	plans

Plan assets:
Market value, beginning of year	$109.7	$—	$104.7	$—
Company contributions	3.0	0.5	3.5	0.4
Resumption of PASCI employees	12.0	—	—	—
Settlements	(12.2)	—	—	—
Benefits paid	(8.2)	(0.5)	(8.9)	(0.4)
Actual return on assets	2.1	—	10.4	—

Market value, end of year	$106.4	$—	$109.7	$—

Accrued benefit obligation:
Balance, beginning of year	$120.9	$9.7	$122.3	$14.2
Company current service cost	3.0	—	3.4	0.1
Benefits paid	(8.2)	(0.5)	(8.9)	(0.4)
Interest cost	6.3	0.5	5.9	0.5
Plan amendments	—	—	—	—
Acquisition of Cascadia	—	—	0.6	—
Resumption of PASCI employees	11.9	—	—	—
Curtailment	—	—	(1.0)	(4.4)
Reduction due to settlement	(12.2)	—	—	—
Special termination benefits	0.1	—	—	—
Actuarial loss (gain)	(4.3)	(2.5)	(1.4)	(0.3)

Balance, end of year	$117.5	$7.2	$120.9	$9.7

Funded status (end of year):
Funded status deficit	$(11.2)	$(7.2)	$(11.2)	$(9.7)
Unamortized past service costs	0.5	—	0.5	—
Unamortized net actuarial losses	2.7	(2.2)	2.3	0.3

Balance sheet liability	$(8.0)	$(9.4)	$(8.4)	$(9.4)

Included in the above accrued benefit obligations and plan assets for salaried pension plans are accrued benefit obligations of $117.5 million (2006 — $120.9 million) and plan assets of $106.4 million (2006 — $109.7 million) in respect of plans with accrued benefit obligations in excess of plan assets.

Salaried pension plan assets and accrued benefit obligations at December 31, 2006 both exclude $12.0 million with respect to the former employees of a pulp mill that was sold by our predecessor in May 2004.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
16.	Employee future benefits (Continued):

The sale agreement provided that the acquirer of the pulp mill would establish a pension plan for the transferred employees and assets, calculated in accordance with a prescribed formula, and the accrued benefit obligations would be transferred to the new pension plan. The acquirer became insolvent before the pension plan could be established. In February 2007, the Company reached an agreement with the pension regulation authorities in British Columbia whereby the obligations to the individuals have been discharged in 2007 through a combination of annuity purchases from a life insurance company and lump sum transfers to approved retirement savings vehicles. For the purposes of accounting for the plans under CICA 3461, the obligations and assets in respect of these former employees have been reassumed as at January 1, 2007 and settlement accounting under Section 3461 has been applied as at April 30, 2007.

The following is a breakdown of the pension plan assets into their major investment categories:

	2007	2006

Equity securities	56%	53%
Debt securities	37%	42%
Other	7%	5%

Total	100%	100%

The significant actuarial assumptions adopted in measuring the Company’s accrued benefit obligations are as follows:

	2007	2006

Discount rate at beginning of year for pension and non-pension plans	5.15%	5.00%

Discount rate at end of year for pension and non-pension plans	5.55%	5.15%

Expected long-term return on assets of pension plans	6.75%	6.75%

Rate of compensation increase for all plans	3.00%	3.50%

Health care cost trend rate	7.2% for 2008 reducing	5.8% for 2007 reducing
	to 4.5% in 2016	to 4.30% in 2011

The following table illustrates the sensitivity of the results for the non-pension plan to a ± 1% change in the assumed health care cost trend rate assumption:

	1%		1%
	decrease	base cost	increase

Interest cost for 2007	0.4	0.5	0.6
Accrued benefit obligation as at December 31, 2007	6.6	7.2	8.0

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
16. Employee future benefits (Continued):
     The Company’s salaried pension and non-pension benefits expense is as follows:

	Year ended December 31, 2007		Year ended December 31, 2006
	Salaried	Non-pension	Salaried	Non-pension
	pension plans	plans	pension plans	plans

Defined Benefit Plans:
Current service cost	$3.0	$—	$3.4	$0.1
Interest cost	6.3	0.5	5.9	0.5
Actual return on assets	(2.1)	—	(10.4)	—
Actuarial loss (gain)	(4.3)	(2.5)	(1.4)	(0.3)
Curtailment loss (gain)	—	—	(0.5)	(0.7)
Plan amendments	—	—	—	—
Special termination benefits	0.1	—	—	—
Settlement loss (gain)	0.8	—	—	—
Difference between actual and expected return on plan assets:
Return on plan assets	(5.4)	—	3.6	—
Actuarial (gain) loss	4.3	2.5	1.4	0.3
Plan amendments	—	—	0.1	—

Total for defined benefit plans	2.7	0.5	2.1	(0.1)
Defined contribution expense	1.9	—	3.7	—

Total	$4.6	$0.5	$5.8	$(0.1)

In addition, unionized employees are members of industry-wide pension plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company’s contributions and for 2007 amounted to $7.8 million (2006 — $11.9 million).

17.	Financial instruments:

At December 31, 2007 and 2006 the estimated fair values of the Company’s financial instruments approximated their respective carrying values.

18.	Operating restructuring income (loss):

The operating restructuring costs for the year ended December 31, 2007, comprises the gain on the sale of the Company’s log merchandiser facility less costs of timberlands restructuring.

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
19. Interest expense:

	2007	2006

Revolving credit facility	$1.2	$1.2
Long-term debt	19.6	37.6
Amortization of deferred financing costs	3.8	2.3

	$24.6	$41.1

20. Interest and other income:

	2007	2006

Interest income on lumber duty refund	$—	$14.1
Forestry and engineering asset sales	1.1	1.7
Other	1.4	1.9

	$2.5	$17.7

21.	Discontinued operations:

On December 15, 2005, the Company announced the closure of its Squamish pulp mill and its exit from the pulp business. On January 26, 2006, production at the pulp mill ceased and on March 9, 2006, the majority of the workforce completed their employment with the Company. The Company is reviewing alternative uses for the site. The Company will incur ongoing costs for supervision, security, property taxes and other costs (including demolition costs less any recoveries for asset sales, if the Company decides to remove certain plant and equipment) in future years depending on the Company’s plans for the plant site. These costs will be expensed as incurred. The following table provides additional information with respect to the discontinued operations:

	Year ended December 31
(millions of dollars)	2007	2006

Sales	$—	$19.9

Net income (loss) from discontinued operations before income taxes	1.3	(10.8)
Income taxes	—	—

Net income (loss) from discontinued operations	$1.3	$(10.8)

Cash provided (used) by:
Operating activities	$(2.2)	$(6.8)

Cash provided (used) by discontinued operations	$(2.2)	$(6.8)

Western Forest Products Inc.
Notes to Consolidated Financial Statements
(Tabular amounts expressed in millions of Canadian dollars, except per share amounts)
Years ended December 31, 2007 and 2006
22.	Related party transactions:

In addition to the related party transactions identified elsewhere in these consolidated financial statements, the Company has certain arrangements with entities related to BAM to provide financing, acquire and sell logs, lease certain facilities, provide access to roads and other areas, and acquire services including insurance, all in the normal course and at market rates or at cost. During the year ended December 31, 2007 the Company incurred cost of $42.8 million (2006 — $43.2 million) and realized income of $6.8 million (2006 — $8.5 million) in connection with these arrangements.

The Company also has a 50% interest, with an entity related to BAM owning the other 50%, in a company that provides helicopter services. The operations of the helicopter service company are funded based on usage. For the year ended December 31, 2007 the Company paid $1.0 million (2006 — $1.4 million) on account thereof.

23.	Subsequent event:

On March 13, 2008, the Company entered into an agreement providing a new $175 million facility, comprising a $75 million revolver due in three years and $100 million term loan repayable within eighteen months. Proceeds from the new facility will retire the Company’s existing term debt facilities (note 9).